Mail Stop 4561
Via Fax (949) 206-6869

November 20, 2008

John Bennett
Chief Financial Officer
Probe Manufacturing, Inc.
25242 Arctic Ocean Drive
Lake Forest, California 92630

      Re: **Probe Manufacturing, Inc.**
                Form 8-K filed November 10, 2008
                File No. 333-125678

Dear Mr. Bennett:

      We have completed our review of your 8-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Melissa Feider
                Staff Accountant